EXHIBIT 99.1

NeuroBioPharm Announces Resignation of Chief Financial Officer

LAVAL, Quebec, May 20, 2014 (GLOBE NEWSWIRE) -- NeuroBioPharm ("NeuroBio" or the "Corporation") a Neptune Technologies & Bioressources Inc. subsidiary ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announces the resignation of Frederic Harland as Chief Financial Officer of NeuroBio with immediate effect.

"I would like to thank Frederic for his contributions and wish him success in the future," said André Godin, Chief Financial Officer of Neptune.  Effective immediately, the functions of Chief Financial Officer for NeuroBio will be assumed by André Godin, who is currently also heading the management and operations committee overseeing Neptune and  its subsidiaries.

About NeuroBioPharm Inc.

NeuroBio is an emerging biopharmaceutical company focused on the research, development and commercialization of new marine based omega‐3 phospholipid therapies for use in the human neurological field, including conditions, abnormalities and/or diseases related to cognitive functions such as attention, memory, concentration and learning and the management of neurological and neurodevelopmental disorders from prevention to treatment. NeuroBio is currently in the early stages of developing novel active pharmaceutical ingredients into commercial products for the medical food, the over‐the‐counter and the prescription drug markets. Particular focus is being given to attention-deficit hyperactivity disorder, cognitive functions, including memory and concentration, along with mood disorders, such as anxiety and depression.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBio. Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and NeuroBio to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune and NeuroBio's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and NeuroBio disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune and NeuroBio Contacts:
         Andre Godin
         Chief Financial Officer, Neptune
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com